UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2016

AWA Group , LP

(Exact name of issuer as specified in its charter)

Delaware	37-1785232
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

116 South Franklin Street Rocky Mount, NC 27804
(Full mailing address of principal executive offices)

(252) 984-3800
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

From inception to December 31, 2016, we have not started our plan of operation and have not generated any revenue. As of December 31, 2016, the Partnership had cash of approximately $100,000 and liabilities of approximately $0.00. For the period ended December 31, 2016, the Partnership had expenses related to start-up costs categorized as office and general expense of $127,734 and professional fees of $162,271. The GP has incurred these costs and will only be reimbursed when the minimum offering is reached.

Liquidity and Capital Resources

Other than as described in the Partnership’s Post-qualification amendment to Form 1-A filed on January 23, 2017 available at https://www.sec.gov/Archives/edgar/data/1645148/000121390017000574/f1apos0915a1_awagroup.htm, the Partnership has no plans, arrangements or commitments to raise funds. As of December 31, 2016, the Partnership has $100,000 in cash.

Trend Information

The Partnership is in the process of raising capital to commence its operations and as of the date of this report, has not commended operations. Accordingly, the Partnership has not experienced any trends in the six months ended December 31, 2016. The Partnership intends to acquire a majority of the equity interests in certain private U.S. SEC-Registered Investment Adviser firms once it commences operations.

Item 2.   Other Information

None.

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Item 3.   Financial Statements

In the opinion of the General Partner of the Partnership, all adjustments necessary in order to make the interim financial statements not misleading have been included. The Partnership was formed on June 9, 2015. These interim financial statements have not been reviewed by RSM US LLP, the Partnership’s independent auditor, and accordingly, RSM US LLP does not provide any assurances regarding the reliability of financial reporting on the interim financial statements.

AWA Group LP

Statement of Financial Condition

December 31, 2016

(Unaudited)

December 31, 2016
ASSETS
Cash	$100,000
Total Assets	$100,000
LIABILITIES & UNITHOLDERS’ EQUITY
Liabilities	$0
Unitholders’ Equity	$100,000
Total Liabilities & Unitholders’ Equity	$100,000

See accompanying notes to unaudited financial statements.

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AWA Group LP

Consolidated Statements of Income

(Unaudited)

	Six Months Ended December 31, 2016	Six Months Ended December 31, 2015
Gross Revenues:	$0	$0
Gross Expenses:	$0	$0
Net Income	$0	$0

See accompanying notes to unaudited financial statements.

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AWA Group LP

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended December 31, 2016	Six Months Ended December 31, 2015
Cash In	$-	$-
Cash Out	$-	$-
Net Cash Flow	$-	$-

See accompanying notes to unaudited financial statements.

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AWA Group LP

Notes to Unaudited Financial Statements

Note 1 — Organization and Proposed Business Operations

AWA Group LP (the “Partnership”) was organized on June 9, 2015 as a Delaware limited partnership and has been inactive since that date except for matters relating to its organization and registration of its Regulation A Offering Statement under the Securities Act of 1933.

The Partnership expects to commence operations upon raising gross proceeds in excess of $10 million, which offering has qualified with the U.S. Securities and Exchange Commission (File No 024-10460) (the “Offering”), or the minimum Offering requirement. AWA Management LLC is our General Partner (“GP”), which will manage the operations of the Partnership. We intend to become publicly traded on the OTCQB Markets platform and to qualify as a master limited partnership under the Internal Revenue Code and its regulations.

We are a limited partnership that intends to acquire majority interests and operate targeted SEC-Registered Investment Adviser firms in the United States (“RIA firms”). Our acquisition strategy keeps the principals of such RIA firms in place to preserve relationships and continue growing their businesses. We believe that our business addresses the succession and ownership-transition issues facing the principals of many SEC-Registered Investment Advisers. Our strategy allows the RIA firms to continue their firm’s success and preserve their unique and entrepreneurial culture and independence, while simultaneously providing opportunities for those founders and principals to liquidate value as they approach retirement age.

The Partnership is not a RIA firm as defined in the previous paragraph. Our RIA firms will maintain their respective local identities and their former principals, as post-sale managing directors, remain responsible for their day-to-day operations, including legal and compliance, supervising staff, client acquisition and retention and increasing revenues and profits over time. One chief benefit we plan to offer our RIA firms, in addition to liquidity for the selling owners, is relief from some burdensome administrative tasks associated with their business. For instance, we intend to centralize administrative functions such as financial accounting, to include collection of accounts receivables, accounts payables and payroll. In addition, we intend to deliver our affiliate firms centralized corporate services of succession planning, marketing, compliance support, and alternative investments product screening.

Pursuant to the terms of the Offering, the Partnership must receive proceeds of $10.0 million in connection with the sale of Class A common units in order to break escrow and commence operations. As of December 31, 2016, the Partnership had not reached such threshold, purchased any investments, earned any income or incurred any expenses.

Note 2 — Summary of Significant Accounting, Subsequent Events Evaluation and Income Recognition Policies

Basis of Accounting

The accompanying financial statements of the Partnership are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of the GP of the Partnership, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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AWA Group LP

Notes to Unaudited Financial Statements

Cash

Cash includes cash in bank accounts. The Partnership deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Corporation up to an insurance limit.

Organization and Offering Costs

Organization costs include, among other things, the cost of legal services and other fees pertaining to the Partnership's structure. These costs are paid by the GP as they are incurred. To the extent the Partnership is unable to raise the minimum of $10 million capital prior to the one year termination of the Offering, the GP will forfeit the right to reimbursement of these costs.

The Partnership’s Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Partnership’s Registration Statement on Form 1-A relating to the Offering. Any and all Offering costs have as of December 31, 2016 and thereafter have been and will continue to be paid by the GP. The Partnership will only reimburse the GP for Offering costs it incurs, if the minimum of $10 million in proceeds are raised and are not due and payable to the GP until the Offering minimum is reached. When the Offering does exceed the $10 million minimum capital, the GP, at its election, could be reimbursed for the Offering costs it has incurred.

When the Offering does exceed the $10 million minimum capital, the GP, at its election, could be reimbursed for the approximately $290,000 in organization and offering costs it has incurred.

Income Taxes

In order to be taxed as a master limited partnership, we intend that over 90% of our income will be derived from qualifying income sources. As a result of such tax treatment, the Partnership does not intend to pay any federal or state income taxes and the holders of our Class A Common Units will be allocated income directly for which they will be responsible to pay federal and state income taxes.

The Partnership will evaluate its tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in the financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by taxing authorities. As of December 31, 2016 there are no uncertain tax positions determined by management, since the partnership had not commenced operations and accordingly, no liability recorded.

General Partner Fees

The GP earns its management fees calculated at 2% of the Partnership’s invested assets and paid quarterly, after the 8% distribution is paid quarterly to the Class A Common limited partners. The GP is also entitled to a 20% incentive fee of net income, after the Partnership’s annual dividend of 8% has been paid to all limited partners holding Class A common units.

Distributions

Distributions to the Partnership’s limited partners will be declared by the GP. Subject to the discretion of the Partnership’s GP and applicable legal restrictions, the Partnership intends to authorize and declare ordinary cash distributions on a quarterly basis and pay such distributions on a quarterly basis. Net realized capital gains, if any, will be distributed or deemed distributed at least annually. There have been no distributions paid as of December 31, 2016.

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AWA Group LP

Notes to Unaudited Financial Statements

Dividends

Dividends will be paid to the limited partners pro rata according to the percentages of their respective Class A Common Units. Holders of our Class B and Class M Units are not entitled to distributions unless such holders are allocated income of the Partnership, in which case our GP has the sole discretion to issue distributions to such holders up to an estimated amount of taxes to be assessed against such holders on account of such allocated income. There have been no dividends paid as of December 31, 2016.

Subsequent Events

The Partnership has evaluated events and transactions or potential recognition or disclosure through January 23, 2017.

Note 3 — Unitholders

As of the close of business on December 31, 2016, the Partnership had one class of voting securities –General Partner Units, of which 1 General Partner Unit was outstanding, and one class of non-voting securities - Class A Common Units, of which there were 2,001,378 Class A Common Units issued and outstanding.

During June 2015, the GP contributed $100,000 in exchange for one General Partner Unit.  2,001,378 Class A Common Units of the Partnership were issued to founders after Release and Exchange Agreements were entered into between the Partnership and each of the founders, who were investors in a series of Friends & Family Private Placements.

Pursuant to the Release and Exchange Agreements, each of the founders agreed to accept Class A Common Units in exchange for any rights they may have to obtain securities from the GP or certain affiliates thereof. Each of such founders had made various amounts of investments in affiliates of the GP, which were used to perform market research, develop a business model, which evolved to the Partnership’s current business model and pay for professional services to further explore and develop such business model. None of such founders hold 10% or more of the aggregate amount of Class A Common Units outstanding.

During December 2015, 1,050,000 restricted Class M Units of the Partnership were issued to the GP and the GP’s officers and directors in exchange for services provided. The restricted Class M Units vest in three equal annual installments, beginning one year from the date of issuance. These restricted Class M Units were valued by management on the day of issuance and determined to have no value.

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Item 4.   Exhibits

Exhibit Number	Description
2.1	Certificate of Limited Partnership of AWA Group LP filed with the Delaware Secretary of State on June 9, 2015 (1)

2.2	Agreement of Limited Partnership of AWA Group LP (2)

3.1	Amended and Restated Limited Liability Company Agreement of AWA Management LLC (3)

3.2	Form of Warrant issued to purchasers in the Offering (4)

4.1	Form of Subscription Agreement (5)

8.1	Escrow Agreement (6)

(1) Incorporated by reference to Exhibit 2.1 to the Partnership’s Form 1-A/A filed with the SEC on December 31, 2015 and available at https://www.sec.gov/Archives/edgar/data/1645148/000121390015009847/f1a0915a4ex2i_awagroup.htm.

(2) Incorporated by reference to Exhibit 2.2 to the Partnership’s Form 1-A/A filed with the SEC on December 31, 2015 and available at https://www.sec.gov/Archives/edgar/data/1645148/000121390015009847/f1a0915a4ex2ii_awagroup.htm.

(3) Incorporated by reference to Exhibit 3.1 to the Partnership’s Form 1-A/A filed with the SEC on December 31, 2015 and available at https://www.sec.gov/Archives/edgar/data/1645148/000121390015009847/f1a0915a4ex3i_awagroup.htm.

(4) Incorporated by reference to Exhibit 3.2 to the Partnership’s Form 1-A/A filed with the SEC on January 22, 2016 and available at https://www.sec.gov/Archives/edgar/data/1645148/000121390016010324/f1a0915a6ex3ii_awagroup.htm.

(5) Incorporated by reference to Exhibit 4.1 to the Partnership’s Form 1-A/A filed with the SEC on January 22, 2016 and available at https://www.sec.gov/Archives/edgar/data/1645148/000121390016010324/f1a0915a6ex4i_awagroup.htm.

(6) Incorporated by reference to Exhibit 8.1 to the Partnership’s Form 1-A/A filed with the SEC on January 22, 2016 and available at https://www.sec.gov/Archives/edgar/data/1645148/000121390016010324/f1a0915a6ex8i_awagroup.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AWA Group LP

By: AWA Management LLC, its sole General Partner

By:	/s/ L. Edward Baker
L. Edward Baker
Chairman and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: AWA Management LLC, its sole General Partner

By:	/s/ L. Edward Baker
L. Edward Baker
Chairman and Chief Executive Officer

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